UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Kindred and Gentiva
A Compelling Opportunity for
American Healthcare and Shareholders
June 2014

Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the tender offer for Gentiva common stock and the Company's proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company's (and the Company and Gentiva's combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as "anticipate," "approximate," "believe," "plan," "estimate," "expect," "project," "could," "would," "should," "will," "intend," "may," "potential," "upside," and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company's expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "SEC").

Risks and uncertainties related to the tender offer and proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the offer or any transaction on the proposed terms or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the offer or any transaction, uncertainties as to the timing of the offer or any transaction, adverse effects on the Company's stock price resulting from the announcement or consummation of the offer or any transaction or any failure to complete the offer or any transaction, competitive responses to the announcement or consummation of the offer or any transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the offer or any transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva's businesses and operations with the Company's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the offer or any transaction, uncertainties as to whether the consummation of the offer or any transaction will have the accretive effect on our earnings or cash flows that we expect, unexpected costs, liabilities, charges or expenses resulting from the offer or any transaction, litigation relating to the offer or any transaction, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company's plans, results or stock price are set forth in the Company's Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company's control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The solicitation and offer to buy Gentiva common stock will only be made pursuant to an offer to purchase and related materials. Investors and shareholders should read those filings carefully when they become available as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC's website at www.sec.gov and at Kindred's website at www.kindredhealthcare.com. The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 859-8508 (toll-free) or by email at gentivaoffer@dfking.com.

Kindred Healthcare
2

Summary of Tender Offer On May 15, 2014, Kindred publicly announced that it had submitted a proposal to the Gentiva Health Services, Inc. (“Gentiva”) Board of Directors to acquire all of the outstanding shares of Gentiva common stock for $14.00 per share On June 17, 2014, Kindred will commence an all cash tender offer to acquire all of the outstanding shares of common stock of Gentiva for $14.50 per share in cash
All cash offer represents a $0.50 per share increase over prior proposal
Offer represents a 70% premium to Gentiva’s closing share price on May 14, 2014 (the day  prior to Kindred making public its proposal to acquire Gentiva) and a 43% premium to its twoyear volume weighted adjusted price (VWAP) If Kindred does not close the tender offer for all Gentiva common stock, the Company intends to amend the offer to acquire 14.9% of Gentiva’s outstanding common stock to make Kindred Gentiva’s largest shareholder
Offer will be extended for at least 10 business days following the announcement of any such  amendment Tender offer continues to demonstrate Kindred’s continued commitment to the combination
Kindred strongly prefers a negotiated cash and stock transaction. The consummation of this  valueenhancing transaction would significantly benefit both companies’ patients, employees and shareholders

3

Transaction Highlights
Our Proposal
Expected $14.50 per share in cash
Purchase
Consideration $0.50 increase over proposal of $14.00 per share announced May 15, 2014
70% premium to May 14, 2014 unaffected closing price of $8.54
64% premium to the May 14, 2014 unaffected 60day volume weighted average price
Premium
45% premium to the median Wall Street analysts unaffected oneyear price target of  $10.00 per share, as of May 14, 2014
Mix of debt, equity and other instruments such that pro forma leverage profile is  consistent
Financing
with Kindred’s current leverage on a standalone basis
Significantly and immediately accretive to Kindred s earnings and cash flows
Expected
Approximately $6080 million in anticipated annual pretax operating and financial synergies
Pro Forma
Impact Increased financial flexibility and meaningful capital structure synergies by refinancing
Gentiva’s  highly levered capital structure

4

Combination Places Patient Centered Integrated Care
(and Kindred’s Continue The Care Strategy) at the
Forefront of Healthcare Delivery System Reform
Helping to shape the
evolution of the
American Healthcare
Delivery System
by improving patient
outcomes, smoothing
care transitions,
lowering costs and
transitioning patients
home at the highest
level of wellness

Combination Creates Premier Post Acute Care Provider
The acquisition of Gentiva further strengthens Kindred’s ability to serve patients across the full continuum of post acute care
($ in millions) Kindred Gentiva Pro Forma
States (1) 47 40 47
Locations 2,313 500 2,813
Employees 63,000 47,000 110,000
2013 Revenue $4,901 $2,106 $7,007
Benchmarking Peers(2)
2013 Revenue
($ in millions)
$7,007
$4,901
$2,976
$2,247 $2,106
$1,249
$842 $658
$358
PF Kindred Kindred Select Medical HealthSouth Gentiva Amedisys Skilled Health LHC Group Almost Family
Pro Forma (3)
(1) As of March 31, 2014. (2) Per company filings.
(3) Pro forma for the acquisition of Harden. Per Gentiva’s filings, unaudited pro forma financial information presents the combined results of operations of the Gentiva and Harden as if the acquisition had been effective at January 1, 2013.

Expands and Enhances Presence in Kindred’s
Integrated Care Markets
Favorable geographic fit – overlap in 21 of 22 current and potential Integrated Care Markets
National presence across 47 states
Significant patient opportunity from improved care transitions and potential revenue synergies  from referrals from the combined care delivery platform
Well positioned to support ACOs and Managed Care Organizations and impact of future health reform
States Covered
Transitional Care Hospitals and IRFs (105)
Hospital Based Acute Rehab Units (105)
Nursing and Rehabilitation Centers (99)
RehabCare Total Sites of Service (1,825)
Home Health, Hospice and Private Duty (157)
Regional Support Centers
Gentiva Home Health Locations (296)
Gentiva Hospice Locations (183)
Gentiva Community Care Centers (30)
Integrated Care Markets
Source: Kindred and Gentiva filings and investor presentations.
Note : As of March 31, 2014.

Opportunity to Improve Capital Structure and Realize
Significant Financial and Operating Synergies
Revenue Synergies
• Synergies driven by topline growth from the combined company
– Opportunity for volume growth through cross selling opportunities to Gentiva patients across Kindred
and Gentiva’s combined service platform
Cost Synergies
• Ability to leverage platform for more efficient operations, including cost savings available in:
– Corporate overhead
– Supply chain
– Information technology
– Rent
Capital Structure Synergies and Improved Financial Flexibility
• Significant capital structure synergies relative to Gentiva standalone
– By addressing Gentiva’s highly levered balance sheet, a larger and more diversified combined company would have a lower cost of capital
We believe that ~$60 80 million of annual pre tax operating and financial synergies and meaningful capital structure improvements are achievable… with potential for additional upside…provided the opportunity to engage with Gentiva
Note: Based solely on publicly available information (public filings, press releases, website)
– subject to further
diligence.

Compelling Value for Gentiva Shareholders
$14.50 per share value represents a substantial premium to its current share price
– 70% premium to unaffected closing price of $8.54 on May 14, 2014
– 64% premium to the unaffected 60 day volume weighted average price as of May 14, 2014
On an next twelve months EBITDA multiple basis, this proposal is higher than any multiple Gentiva has traded at over the previous five years
Gentiva Share Price Performance
$18.00
Cash Offer Price: $14.50 per share
14.00
43% 64%
Premium Premium
10.00
VWAP Since 5/14/2012: $10.11
60 Day VWAP as of 5/14/14: $8.82 $8.54
Unaffected
6.00 Price
2.00
May 12 Sep 12 Jan 13 May 13 Sep 13 Jan 14 May 14
Gentiva
Source: FactSet as of May 14, 2014.

Kindred Is Helping to Shape the Future
of Healthcare Delivery
As the U.S. population ages, demand for patient centered healthcare is growing rapidly –
and Kindred is pioneering an integrated approach to address this demand – implementing a better model to improve outcomes, smooth care transitions and lower costs
“Continue The Care” strategy delivers the services that patients need across the full spectrum of care, from inpatient hospitalization to post acute rehab services to home and hospice care
Kindred is enhancing scale and fostering innovation to provide more communities with integrated, patient centered care in the lowest cost setting
Gentiva’s complementary capabilities are one way to advance this strategy
Kindred is committed to the acquisition of Gentiva and believes the combined company would create significant value to both companies’ patients, employees and shareholders

Kindred one of the most Admired
Healthcare companies in the world,
Six years in a row
2009-2014

Kindred and Gentiva
A Compelling Opportunity for
American Healthcare and Shareholders
June 2014